DLA Piper US LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com

Douglas J. Rein doug.rein@dlapiper.com T 858.677.1443 F 858.638.5043

August 27, 2007

Via EDGAR and Facsimile (202) 772-9368

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Dorine H. Miller

Re:	Huiheng Medical, Inc. Post-Effective Amendment No. 1 to Form SB-2 File No. 333-132056

Ladies and Gentlemen:

On behalf of Huiheng Medical, Inc. (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (Reg. No. 333-132056) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The Company thanks the staff of the Commission (the “Staff”) for its prompt review of the Registration Statement and its comments provided in the Staff’s letter dated August 22, 2007 (the “Comment Letter”). We hereby submit the following responses with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response.

General

1.
We note that the edgarized copy of your quarterly report on Form 10-QSB for the period ended June 30, 2007 was filed indicating a period ended August 9, 2007. Please contact our Office of Disclosure Support at (202) 551-8227 and request that the incorrect date be changed to June 30, 2007.

RESPONSE: We have requested that the incorrect date be changed to June 30, 2007.

2.	We note that the June 30, 2007 interim financial statements are not included in the pending post-effective amendment. Please advise.

RESPONSE: The Company has included the June 30, 2007 interim financial statements.

Securities and Exchange Commission
August 27, 2007
Page two

Where You Can Find More Information, page 45

3.	This section should be updated to reflect our new address at 100 F Street NE, Washington DC 20549.

RESPONSE: The Company has revised the prospectus to reflect the new address.

Signatures

4.
The registration statement should be signed by the registrant's principal executive officer, the principal accounting officer, and the principal financial officer whose titles should be shown on the signature page.

RESPONSE: The Company has revised the registration statement to add the titles and functions to the signature page.

We believe that this response addresses the comments raised by the Staff. As noted in the comment letter, we will contact you shortly to coordinate the request for acceleration. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (858) 677-1443.

Sincerely,

DLA Piper US LLP

Douglas J. Rein
Partner

Admitted in California